Exhibit (a)(2)
EMAIL ANNOUNCEMENT OF OFFER TO AMEND, DATED NOVEMBER 21, 2007.

To:	409A Impacted Employees
From:	Legal Department
Re:	Welcome to the Insight Offer to Amend Eligible Options
Welcome to the Insight Offer to Amend Eligible Options. As a result of an investigation of the Company’s historical stock option granting practices and related accounting, some of the stock options that you were granted have been determined to have a below-market exercise price as of its date of grant and could therefore be subject to an additional 20% federal tax, plus interest and penalties. To help you avoid these taxes, Insight will be providing you a one-time opportunity to amend the exercise price of your Eligible Options (as defined in the Offer to Amend). The amendment will increase the exercise price of your Eligible Options to reflect the correct exercise price. Insight will also make a cash payment for the difference between the new exercise price and the original exercise price of your Eligible Options. Cash payments are expected to be made in January 2008. Other than with respect to the exercise price, the current terms of your Eligible Options (for example, number of options, vesting) will remain unchanged.
To help your review of the Offer to Amend, several documents are being provided to you:

1.	Instructions to Election Form: These instructions will help you complete the Election Form that you will need to return to us if you decide to tender your Eligible Options for amendment.

2.	The Offer to Amend: This is a legal document which details the terms of the offer to you and has been filed with the Securities and Exchange Commission.

3.	Stock Option Amendment and Cash Payment Agreement: After the Offer to Amend closes, this document will govern the terms of your amended Eligible Options.
Please note that participation in the Insight Offer to Amend is voluntary. However, all individuals holding Eligible Options who wish to tender them for amendment must complete the Election Form we have mailed to you in accordance with the instructions and mail the Election Form back to us at Corporate Secretary, Insight Enterprises, Inc., 1305 West Auto Drive, Tempe, AZ 85284 before the expiration of the Offer to Amend. All documents must be received by the Corporate Secretary by 11:59 P.M. Eastern Time on December 20, 2007 (unless Insight extends the offer). We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
Please note, while participation in the Insight Offer to Amend is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Offer, then you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws.

KEY DATES TO REMEMBER
The commencement date of the Insight Stock Option Tender Offer is November 21, 2007.
Insight will hold information sessions providing important information concerning the Offer to Amend on the following dates and times:

•	November 28, 2007 at 11:30 a.m. [ET]

•	November 30, 2007 at 4:00 p.m. [ET]

The Offer to Amend will expire at 11:59 P.M. Eastern Time on December 20, 2007 (unless Insight extends the Offer).
The Eligible Options will be amended on December 21, 2007 (unless Insight extends the Offer). Please be aware that your account with E*Trade may take one to two business days to reflect the amendment to your options.
Insight expects to make the cash payment in January 2008.
If you have any further questions, please e-mail the Stock Plan Administrator at _StockPlanAdmin@insight.com.